SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 10th  August, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F_X__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No__X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                         (Registrant)

Date August 10th , 2005

       s.   Hermann Derbuch

        Chairman, President & CEO

 1 Print the name and title of the signing officer under his signature

Press Release

Toronto, Ontario August 10, 2005

Twin Mining’s Brodeur Diamond Exploration in High Gear

Twin Mining Corporation (“Twin Mining”) (TSX-TWG) is pleased to report on the advance of the high resolution magnetic survey and the reverse circulation (RC) drilling program on its 100 % owned Brodeur Diamond Property on Nunavut’s Baffin Island.

The 14,600 kilometer MIDAS II™ high resolution magnetic survey being conducted by Fugro Airborne Surveys is 80 percent complete. The survey is being carried out over 7 carefully selected areas (see attached 3D map of Brodeur Diamond Projects) based on concentrations of kimberlite indicator minerals. The analysis of the preliminary geophysical flight data has detected numerous magnetic anomalies to date, including at least 5 in the 20 to 30 nT (measure of magnetic strength) range. These compare well with the magnetic strength of 20 nT and 36 nT measured over the Cargo1 and Freightrain kimberlites, respectively. The 7 areas being surveyed were selected because of the presence of one or more clusters of till sample sites with kimberlite indicator minerals. Two of the recently detected 25 nT anomalies are near the intersection of prominent NE and NW-trending structures interpreted from regional magnetic maps. Although no soil samples were taken in the immediate vicinity of these anomalies, two pyrope grains with kelyphitic rims were found several kilometers to the SE. The unbroken nature of the grains suggests a proximal source.

Twin Mining contracted a high productivity, custom heli-portable reverse circulation (RC) drill of Northspan Exploration Ltd. for its 20 – 30 hole drilling program. The innovative RC drill was developed for Trigon Exploration Canada Ltd. It facilitates rapid moves and the testing of many more anomalies than would be possible in the same time span with a diamond core drill. The hole diameter is 92 mm vs. 47.6 mm of a NQ coring drill. Another important advantage is that it does not require water or a salt solution to remove drill cuttings. Compressed air brings the drill cuttings to surface and avoids drill hole blockage due to freezing of drilling solution.

Drilling results from this campaign will be announced as soon as the program is completed and drill chip samples have been analyzed.

Mr. Dallas Davis, P.Eng. is Twin Mining’s “Qualified Person for all geological aspects for Twin Mining’s Brodeur diamond exploration program as defined by National Instrument 43-101”.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic, the near production Atlanta Gold Mine in Idaho, U.S.A. and the Abitibi gold properties under exploration in Quebec.

For further information contact:

For Renmark Financial Communications

Hermann Derbuch, P.Eng.,                                                 Cameron: tcameron@renmarkfinancial.com

      Chairman, President & CEO                                         Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 777-0013   Fax: (416) 777-0014

                Media - Cynthia Lane: clane@renmarkfinancial.com

E-mail: info@twinmining.com                                            Tel.: (514) 939-3989 www.renmarkfinancial.com